Sticker Supplement dated October 12, 2012 to Prospectus dated January 23, 2012, as supplemented by Supplement No. 3 dated August 30, 2012

Property

The registration statement indicated that all subscription proceeds would be held in escrow, until we had received subscriptions for 300,000 shares ($3,000,000). As of the date of this supplement, the Fund had not received the minimum amount of subscriptions. In order to facilitate the purchase of our first property, AEI Property Corporation (“APC”), an affiliate of our advisor, entered into an agreement to purchase a 50% interest ($1,488,600) in a Staples store in Indianapolis, Indiana from an unrelated third party. When sufficient subscription proceeds are raised, we expect to purchase this 50% interest from APC. The price we pay will be equal to the price paid by APC plus any expenses incurred to transfer ownership of the interest in the property to us, which are expected to be minimal. There will be no other benefit to our advisor or its affiliates from our purchase of the property apart from compensation otherwise permitted by the advisory agreement.

The property is leased to Staples the Office Superstore East, Inc. under a lease agreement with a remaining primary term of 10 years. The lease provides the tenant with four five-year options to renew. The annual rent is $108,668 for the 50% interest to be purchased. The rent is scheduled to increase $0.50 per square foot at the beginning of each option period. The lease is a net lease under which the tenant is responsible for real estate taxes, insurance, maintenance, repairs and operating expenses of the property.  The only exceptions are that we will be responsible for repairs to the structural components of the building, roof, parking lot, and heating and air conditioning systems. The remaining interest in the property will be purchased by AEI National Income Property Fund VII LP, an affiliated investment program.

The store was constructed in 2012 and is a 15,800 square foot building situated on approximately 2.0 acres of land. The store is located at 8245 East 96th Street less than one-half mile from Interstate 69 in Indianapolis. Other retailers within a three-mile radius include Walmart, Sam’s Club, Meijer Grocery, Marsh Supermarkets, Kohl’s, Fry’s Electronics, Menards and Home Depot. Staples recently closed an existing 25,000 square foot store nearby to relocate those operations to this store because Staples currently prefers stores to be approximately 15,000 square feet and this store has better visibility from East 96th Street than the previous store. The population within a five-mile radius is approximately 158,000, with an average household income of over $109,000.

Staples the Office Superstore East, Inc. is a wholly owned subsidiary of Staples, Inc. (“Staples”). As the parent company of the tenant, Staples does not guarantee the lease and is not responsible for any lease obligations. Staples, headquartered near Boston, is the world’s largest office products company with more than 2,200 office superstores in the United States, Canada and eleven other countries. Staples is a public company whose stock is traded on the NASDAQ Global Select Market under the symbol SPLS and files reports with the SEC that are available online at www.sec.gov and on its corporate website at www.staples.com.

Interest on Escrowed Subscriptions

As disclosed in our prospectus, we are depositing all subscription proceeds received from the sale of our shares into a special escrow account with Fidelity Bank pending receipt of subscriptions for 300,000 shares ($3,000,000). As disclosed in Supplement No. 3, the escrow agent will pay you interest at an annualized rate of 5.5% on your subscription, without reduction for any fees, prorated to the date that your deposit was considered “good funds” by the escrow agent. Escrow interest earned on subscriptions through September 30, 2012 will be paid in October 2012.  Escrow interest will be paid on a monthly basis thereafter.